

Patrick Henry · 2nd

President and CEO at GroGuru, Inc.

Las Vegas Metropolitan Area · 500+ connections · **Contact info**

 **GroGuru Inc**

 **Georgia Institute of Technology**

Featured



GroGuru Vision - Elevator Pitch
YouTube

GroGuru is all about strategic irrigation management. Learn how GroGuru helps farmers...



GroGuru Overview
YouTube

GroGuru is all about strategic irrigation management. We help farmers increase crop y

Activity

6,761 followers



Will you wear masks? Will you be six feet apart? Will Mr. Wonderful be more tha...

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Thanks Brad. As you know, Gro Inc continues to make tremend

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He inspires me!

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Can I get at least a little upset? promise it will just be for a sho

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Experience



President & CEO

GroGuru Inc

Jul 2018 – Present · 1 yr 11 mos

Greater San Diego Area

GroGuru is all about strategic irrigation management. We help farmers make more money by increasing crop yield while more efficiently using water and other scarce resources in a sustainable way. The GroGuru patented wireless underground system, WUGS, enables the permanent installation of soil sensors in annual field crops like corn and soybeans, eliminating the need for annual installation and removal of sensors. GroGuru then uses machine learning and other data in the cloud to give farmers recommendations about when and how much to irrigate. The GroGuru WUGS-enabled solution is a total game changer for annual field crop farmers. To learn more go to www.groguru.com   ...**see mor**



Founder & CEO

QuestFusion

Jan 2015 – Jun 2018 · 3 yrs 6 mos

Greater San Diego Area

Author of PLAN COMMIT WIN: 90 Days to Creating a Fundable Startup.

Angel investor and advisor that provides strategic guidance to startups, growth stage companies, and small to mid-size businesses through my e-learning program and o ...**see mor**



President & CEO

Entropic Communications

Sep 2003 – Nov 2014 · 11 yrs 3 mos

Greater San Diego Area

As the former CEO of Entropic my responsibilities included setting the vision and overall direction, strategic business planning, providing the proper resources to accomplish our goals, building the culture of the organization, and overseeing and delivering on the company's performance.   ...**see mor**

President & CEO

Pictos Technologies

Jan 2003 – Aug 2003 · 8 mos

Newport Beach, CA

Developed silicon solutions for digital still cameras and camera phones. Team included over 80 people in two development locations. Drove significant cost reduction and restructuring, focusing the company on key customers and products. Sold Pictos to ESS Technology for $27M in June 2003.

CEO

LinCom Wireless, Inc.

Sep 2001 – Oct 2002 · 1 yr 2 mos

Los Angeles, CA

Developed silicon solutions for 802.11 WLAN and engineering services for broadband entertainment. Team included 70 people. Drove the overall business strategy including identification of target market segments and key customers. Negotiated key partnerships and other business arrangements. Principal shareholder, the Titan Corporation, closed tl ...see mor

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Education



Georgia Institute of Technology

Bachelor's Degree, Engineering Science and Mechanics, Computer Engineering

1981 – 1986

Activities and Societies: Sigma Phi Epsilon, Alpha Phi Omega



University of Southern California

Master of Business Administration (M.B.A.), Finance and Stategy

1990 – 1992

Volunteer Experience



Advisor and Former Board Member

EvoNexus

Jan 2011 – Present • 9 yrs 5 mos

Science and Technology

I am on the board of directors of CommNexus serving as an advisor to its CEO. I also work as a mentor to emerging companies in the CommNexus incubator: EvoNexus, and serve on the selection committee for admission into the incubator.



Mentor

Chairmen's RoundTable

Oct 2017 – Present • 2 yrs 8 mos

Education



